November 1, 2010
Securities and Exchange Commission
Division of Corporation Finance
10 F Street NE
Washington, D.C. 20549-7010
Attention: John Cash, Accounting Branch Chief

Re:	Teledyne Technologies Incorporated Form 10-K for the fiscal year ended January 3, 2010 Filed March 2, 2010 File No. 1-15295
Dear Mr. Cash:
     Teledyne Technologies Incorporated (the “Company” or “Teledyne”) hereby responds to the comment letter dated October 18, 2010, related to the above-referenced filing, which has been discussed with the Audit Committee of our Board of Directors and Ernst & Young LLP, the Company’s independent registered public accounting firm, including its National Office, as follows. The SEC Staff comment is repeated for reference, followed by the Company’s response.
Form 10-K for the fiscal year ended January 3, 2010
Note 13. Business Segments, page 99
1.	We have reviewed your response to our prior comment one. Given that your CODM is provided discrete financial information by business unit, it appears that your operating segments exist at a lower level than your current reportable segments and any aggregation of operating segments into reportable segments should begin at this lower level. Please reconsider your conclusions regarding the definition of your operating and reporting segments and provide us with an updated discussion of your analysis.
     RESPONSE:
     We respectfully advise the Staff that our CODM uses financial data at the four operating and reporting segment level to allocate resources and to assess the operating results. While the discrete financial information by business unit is made available to our CODM, it is not used by him in making decisions regarding the allocation of resources to, or evaluating performance of, the components of our business. Our CODM focuses on the segment level detail. Teledyne publishes one monthly detailed

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November 1, 2010

financial reporting package to all recipients and the recipients review the data that is relevant to their responsibility. We have revisited the accounting literature regarding segment reporting to ensure our external segment reporting is consistent with the requirements of ASC 280-10, Segment Reporting. We have consulted extensively with our external auditors, including their national office and we continue to believe, based on examination of the facts and circumstances of how Teledyne operates its business and the current accounting guidance, that Teledyne’s four operating segments are also Teledyne’s four reportable segments. We also believe that the four segments provide sufficient insight to investors as to the Company’s current and future financial performance.
     Based upon the Staff’s questions it appears that the Staff presumes that because the CODM receives detailed information, such information is used by the CODM. However that is not the case. Our CODM does not use the detailed business unit information to manage the Company. The following facts and circumstances support our conclusion that, even though discrete information is made available to our CODM, he does not review that data in making decisions regarding the allocation of resources to, or evaluating performance of, the components of the business and that aggregation of operating segments into reportable segments does not begin at this level.
•	Teledyne conducts business in a manner where decisions made by our CODM are at the operating segment level and Segment Presidents make decisions affecting the business units.

•	Our management structure is such that we have Segment Presidents responsible for each operating segment and the business units that comprise the segment. These four Segment Presidents report directly to our CODM. The business units’ leaders report to the Segment Presidents and not to our CODM.

•	Our CODM establishes the Company’s goals and objectives including plans for segment performance and decides how to allocate company resources to the four segments to achieve the desired segment growth and overall company objectives. This decision making by our CODM is not done at the business unit level.

•	The Segment Presidents, in turn, establish goals and objectives for the business units within their respective segment that are consistent with the Company’s overall goals and objectives determined by our CODM.

•	Our CODM uses operating segment financial data to manage the Company but does not use the detailed business unit financial information contained in the Monthly Financial Reports by Business Unit to manage the Company. As discussed more fully below, our CODM and all other recipient personnel receive the same financial information for ease of distribution and cost efficiency. Our CODM also utilizes quarterly operating meetings with segment personnel to gain in depth knowledge as to the operations of the segments. These meetings are held at the corporate headquarters before each Form 10Q or Form 10K is filed.

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Additionally, our CODM communicates regularly with the Segment Presidents on segment objectives and performance. The Board of Directors also receives information related to the Company on a segment basis in each of its meetings.

•	Criteria underlying compensation plans for our CODM are based on the total Company performance and criteria underlying compensation plans for our Segment Presidents are principally based on the performance at each respective operating segment. There is alignment of goals and performance expectations based on responsibilities.

•	Authority is given to our Segment Presidents to hire and terminate employees, determine products and markets to sell into, establish cost reduction initiatives, identify acquisition targets, determine capital spending allocations within the segment, and enter into customer contracts negotiations among other things. Additionally, decisions to reduce costs such as reductions in force are made by the Segment President and reviewed with our CODM. The Segment President has authority and is expected to make decisions that drive performance of the operating segment and such performance is reviewed by our CODM at the segment level and not the business unit level.
     The following provides additional discussion of Teledyne’s operating segments and management decision-making process and reporting structure.
Operating Segments
     As noted in ASC 280-10-50-1, an operating segment is a component of a public entity that has all of the following characteristics:
a.	It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.	Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.	Its discrete financial information is available.
     We have identified approximately 35 business units that engage in business activities from which each earn revenues and incurs expenses. The Monthly Financial Reports by Business Unit package contains discrete financial information for each business unit, as well as consolidated revenue and income data by segment. Each of the approximately 35 business units would satisfy characteristics (a) and (c) above. However, our CODM is not using the discrete business unit financial information to make decisions about resources to be allocated to each business unit or to assess the performance of the company. Our CODM focuses on the consolidated revenue and income data by the four segments that is contained in the Monthly

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Financial Reports by Business Unit package and manages the Company on a segment basis. The Monthly Financial Reports by Business Unit package is used by many disciplines and sent to many employees within the corporate headquarters, and is not specifically prepared for our CODM. Out of convenience and efficiency in document preparation and distribution, there is only one distribution list for this reporting package. We provide all the data to all the disciplines and employees whether or not all of the materials are applicable to their needs. Those on the distribution list review the data for which they are responsible while disregarding other financial information. For example, the Electronics and Communication (“E&C”) Segment President receives data in the reporting package applicable to the other segments, as well as total Company performance. The E&C Segment President reviews details of the E&C segment as well as the E&C business units but does not review and is not responsible for Corporate information, Engineered Systems segment information, Aerospace Engines and Components segment information or Energy and Power Systems segment information.
Management Reporting Structure
     Each of the Company’s operating segments has a Segment President who is directly accountable to and maintains regular contact with our CODM. This is consistent with ASC 280-10-50-7, which notes that generally, an operating segment has a segment president who is directly accountable to and maintains regular contact with the CODM.
     As noted in our September 17, 2010 response, at the direction of our CODM, each Segment President together with their business unit personnel executes each segment’s business strategy. The Segment Presidents cannot approve or direct company resources or capital expenditures for the other segments. The Company’s CODM interacts with the Segment President for the purpose of making operational or resource allocation decisions concerning the segments.
     Our CODM reviews the monthly operating results by the four reportable segments and also holds regular meetings with the Segment Presidents to discuss financial results, operating activities, forecasts and plans for their respective segments. Our CODM conducts quarterly business review meetings with each Segment President and their business unit personnel where segment performance versus the operating plan and risks and opportunities are discussed. The Segment Presidents, with assistance from the various business unit personnel, provide an explanation of the segment’s results. It is the Segment Presidents that regularly review the operating results of each business unit that comprise their respective reportable segments. The Segment Presidents are charged with executing the strategy outlined and agreed upon by our CODM. The Segment Presidents have the autonomy to make business decisions regarding the business units within their segments and are responsible for the allocation of resources within their respective segments.

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     The information that is presented to the Board of Directors is presented in our identified four segment format. The Board of Directors approves the annual operating plan and compensation plans in the four segment format. The Board of Directors does not receive discrete financial information at the business unit level.
Conclusion
     In conclusion, the primary financial information that our CODM uses to allocate resources and to assess performance is summarized at the segment level. While our CODM receives certain financial data at the business unit level, he does not use the detailed business unit data to allocate resources at the business unit level or to assess performance of individual business units. Therefore, our operating segments do not exist at a lower level than our current reportable segments and any aggregation of operating segments into reportable segments would not begin at the business unit level.
     Our CODM has indicated that since he does not use the detailed lower level financial data by business unit in the Monthly Financial Reports by Business Unit package to allocate resources at the business units level or to assess performance of the individual business units, we could eliminate it from the distribution to him in the future, since this has led to confusion on what financial information our CODM uses when making decisions about resource allocation and assessing performance. We intend to modify the content of the Monthly Financial Reports by Business Unit package sent to others on the distribution as well, so that the content only includes data that is relevant to each recipient.
     In light of the foregoing and after careful review of the relevant accounting literature, including consultation with the Audit Committee of our Board of Directors and our external auditors, including their national office, we believe that our conclusions regarding our operating and reporting segment determinations are appropriate.

Securities and Exchange Commission

November 1, 2010

     If you have any questions regarding this response letter, please contact the undersigned at (805) 373-4611 or, in my absence, Susan L. Main, Vice President and Controller of the Company, at (805) 373-4720. Additionally, we are available to discuss our response in a telephone conversation, at your convenience, if you believe it would be beneficial to do so.

Sincerely,
/s/ Dale A. Schnittjer
Dale A. Schnittjer
Senior Vice President and Chief Financial Officer

cc:	F.V. Cahouet — Director and Chairman of the Audit Committee, Teledyne Technologies Incorporated
R. Mehrabian — Chairman, President and Chief Executive Officer, Teledyne Technologies Incorporated
J. T. Kuelbs — Executive Vice President, General Counsel and Secretary, Teledyne Technologies Incorporated
G. Birkenbeuel — Ernst & Young LLP